Exhibit 99.7

Hello Everyone,

My name is Lucas Reeber from the Product team here at Masterworks.

Today we’re pleased to bring you xGxuxaxnxtxaxnxaxmxox (2006), by the mysterious artist, Banksy.

The anonymous street artist Banksy has become one of the most famous living artists, rising to international fame for his subversive approach to social commentary and air of mystery.

Banksy’s first authorized solo show in 14 years at Glasgow’s Gallery of Modern Art set attendance records for the institution, where over 180,000 visitors came to see the show over a 10-week period.

His market continues to grow remarkably, with an impressive 63.8% Annual Record Price Growth rate from November 2003 to December 2022 and top auction records as high as $25.4M based on a sale in 2021.

The Artwork is a prime example of Banksy’s “modified” or “vandalized” oil paintings, which insert contemporary and often political iconography into Old Master style paintings.

So why do we like this painting? Three reasons:

One: Masterworks has successfully exited a previous offering from Banksy, for an annualized return of 32% net of all costs and fees.

Two: Banksy’s Sharpe Ratio is the fourth highest of any artist tracked here at Masterworks at 1.40.

Three: Auction sales for “vandalized” paintings similar in scale to the Artwork have achieved prices in excess of $2.6M, including: Vandalised Oil, which sold for $5.5M in March 2022, and This is Not a Photo Opportunity, which sold for $2.6M in May 2022.

Thank you for joining us, and we look forward to bringing you this fascinating work by Banksy.